The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-294072

Subject to Completion, Dated August 13, 2026

Pricing Supplement dated                   , 2026

(To Equity Index Underlying Supplement dated June 4, 2026, Prospectus Supplement dated June 4, 2026, and Prospectus dated June 4, 2026)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$                 Fixed Interest Autocallable Buffered Notes Linked to the S&P 500® Index due September 6, 2030

●The Fixed Interest Autocallable Buffered Notes (the “notes”) will provide semi-annual fixed Interest Payments of at least $32.00 per $1,000 principal amount (or at least 3.20% of the principal amount, equivalent to at least 6.40% per annum, to be determined on the Trade Date) regardless of the performance of the S&P 500® Index (the “Index”) until the earlier of maturity or automatic call.

●If the Closing Level of the Index on any semi-annual Call Observation Date beginning on August 31, 2027 is greater than or equal to the Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Interest Payment. No further amounts will be owed to you.

●If the notes have not been previously called, in addition to the final Interest Payment, the Payment at Maturity will depend on the Closing Level of the Index on the Final Valuation Date (the “Final Level”) and will be calculated as follows:

a.If the Final Level is greater than or equal to the Buffer Level (80% of the Initial Level): the principal amount.

b.If the Final Level is less than the Buffer Level: principal amount + [principal amount × (Percentage Change + 20%) × 125%]. In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. Even with the Interest Payments, the return on the notes could be negative.

●The notes will not be listed on any securities exchange.

●The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$

(1) CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will not receive any underwriting discount in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be at least $968.70 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about September 3, 2026 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated June 4, 2026 (the “prospectus”), the prospectus supplement dated June 4, 2026 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated June 4, 2026 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

●Underlying supplement dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000191870426015692/form424b5.htm

●Prospectus supplement dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000191870426015691/form424b5.htm

●Prospectus dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000110465926070439/tm267331d5_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The S&P 500® Index (Bloomberg ticker: SPX)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$
Term:	Approximately four years, unless previously called
Trade Date:	Expected to be August 31, 2026
Original Issue Date:	Expected to be September 3, 2026 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)
Final Valuation Date:

Expected to be September 3, 2030, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Maturity Date:

Expected to be September 6, 2030. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Interest Payments:

Regardless of the performance of the Index, you will receive a semi-annual fixed interest payment of at least $32.00 per $1,000 principal amount (or at least 3.20% of the principal amount, equivalent to at least 6.40% per annum, to be determined on the Trade Date) (an “Interest Payment”) on each Interest Payment Date until the earlier of maturity or automatic call.

Interest Payment Dates:

Semi-annual, expected to be March 4, 2027, September 3, 2027, March 3, 2028, September 6, 2028, March 5, 2029, September 6, 2029, March 5, 2030 and the Maturity Date. Each Interest Payment Date is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Call Feature:

If the Closing Level of the Index on any Call Observation Date is greater than or equal to the Initial Level, we will automatically call all the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Interest Payment.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date, and no further payments will be made on the notes. You will not receive any notice from us if the notes are automatically called.

Call Observation Dates:

Semi-annual, expected to be August 31, 2027, February 29, 2028, August 31, 2028, February 28, 2029, August 31, 2029 and February 28, 2030, each subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Call Payment Dates:	The Interest Payment Date immediately following the relevant Call Observation Date.
Payment at Maturity:

If the notes have not been previously called, in addition to the final Interest Payment, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Level and will be calculated as follows:

●If the Final Level is greater than or equal to the Buffer Level:
$1,000

●If the Final Level is less than the Buffer Level:
$1,000 + [$1,000 × (Percentage Change + 20%) × Downside Leverage Factor]

In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. Even with the Interest Payments, the return on the notes could be negative.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level
Buffer Level:	80% of the Initial Level (rounded to two decimal places).
Downside Leverage Factor:	125%
Initial Level:	The Closing Level of the Index on the Trade Date.
Final Level:	The Closing Level of the Index on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13609FMK7 / US13609FMK74
Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level relative to the Initial Level. We cannot predict the Closing Level of the Index on any Call Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Interest Payment, on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Payment at Maturity and the Interest Payments received over the term of the notes per $1,000 principal amount to $1,000. The potential returns described in the following table and examples assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Hypothetical Interest Payment:	$32.00 (or 3.20% of the principal amount, equivalent to 6.40% per annum)
Downside Leverage Factor:	125%
Hypothetical Initial Level:	1,000
Hypothetical Buffer Level:	800 (80% of the Initial Level)
Hypothetical Final Level	Hypothetical Percentage Change	Total Interest Payments	Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
2,000.00	100.00%	$256.00	$1,000.00	25.60%(1)
1,750.00	75.00%	$256.00	$1,000.00	25.60%
1,500.00	50.00%	$256.00	$1,000.00	25.60%
1,250.00	25.00%	$256.00	$1,000.00	25.60%
1,000.00(2)	0.00%	$256.00	$1,000.00	25.60%
900.00	-10.00%	$256.00	$1,000.00	25.60%
800.00(3)	-20.00%	$256.00	$1,000.00	25.60%
700.00	-30.00%	$256.00	$875.00	13.10%
600.00	-40.00%	$256.00	$750.00	0.60%
500.00	-50.00%	$256.00	$625.00	-11.90%
250.00	-75.00%	$256.00	$312.50	-43.15%
100.00	-90.00%	$256.00	$125.00	-61.90%
0.00	-100.00%	$256.00	$0.00	-74.40%

(1)The total return on the notes will not exceed the return represented by the Interest Payments.

(2)The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Level.

(3)This is the hypothetical Buffer Level.

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Final Level Is 1,500.00.

Because the Final Level is greater than or equal to the Buffer Level, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $256.00 received over the term of the notes, we would have paid a total of $1,256.00 per $1,000 principal amount, for a 25.60% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the notes are not called and the Final Level is at or above the Buffer Level, regardless of the extent to which the level of the Index increases.

Example 2: The Final Level Is 800.00

Because the Final Level is greater than or equal to the Buffer Level, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $256.00 received over the term of the notes, we would have paid a total of $1,256.00 per $1,000 principal amount, for a 25.60% total return on the notes.

Example 2 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the notes are not called and the Final Level is at or above the Buffer Level, although the Final Level has decreased moderately.

Example 3: The Final Level Is 250.00.

Because the Final Level is less than the Buffer Level, the Payment at Maturity, excluding the final Interest Payment, would be $312.50 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + 20%) × 125%]

= $1,000 + [$1,000 × (-75.00% + 20%) × 125%]

= $312.50

When the Payment at Maturity, excluding the final Interest Payment, is added to the Interest Payments of $256.00 received over the term of the notes, we would have paid a total of $568.50 per $1,000 principal amount, for a -43.15% total return on the notes.

Example 3 shows that you are exposed on a 1.25-to-1.00 basis to any decrease in the level of the Index from the Buffer Level if the Final Level is less than the Buffer Level. The Payment at Maturity, excluding the final Interest Payment, could be zero. Even with the Interest Payments, the return on the notes could be negative.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

●You believe that the Final Level will be at or above the Buffer Level.

●You seek an investment with semi-annual fixed Interest Payments of at least $32.00 per $1,000 principal amount (or at least 3.20% of the principal amount, equivalent to at least 6.40% per annum, to be determined on the Trade Date) regardless of the performance of the Index until the earlier of maturity or automatic call.

●You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

●You are willing to invest in the notes based on the fact that your maximum potential return is the return represented by the Interest Payments.

●You are willing to forgo participation in any appreciation of the Index.

●You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as one year, or you are otherwise willing to hold the notes to maturity.

●You are willing to forgo dividends or other distributions paid on the securities included in the Index.

●You do not seek an investment for which there will be an active secondary market.

●You are willing to assume the credit risk of the Bank for all payments under the notes.

The notes may not be an appropriate investment for you if:

●You believe that the Initial Level and the Final Level will be below the Buffer Level.

●You believe that the Interest Payments will not provide you with your desired return.

●You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

●You seek full payment of the principal amount of the notes at maturity.

●You seek an uncapped return on your investment.

●You seek exposure to the upside performance of the Index.

●You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

●You want to receive dividends or other distributions paid on the securities included in the Index.

●You seek an investment for which there will be an active secondary market.

●You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors” below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level. If the notes are not called, the Bank will only repay you the full principal amount of your notes if the Final Level is equal to or greater than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. You may lose a substantial portion or all of the principal amount. Even with the Interest Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return, and the notes are subject to reinvestment risk.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Interest Payment. In addition, if the notes are called, which may occur as early as the first Call Observation Date, the aggregate amount of Interest Payments payable on the notes will be less than the aggregate amount of Interest Payments that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Interest Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of the Index and your return on the notes will be limited to the Interest Payments paid on the notes.

The Payment at Maturity will not exceed the principal amount plus the final Interest Payment and any positive return you receive on the notes will be limited to the return represented by Interest Payments. You will not participate in any appreciation of the Index. Therefore, if the appreciation of the Index exceeds the sum of the Interest Payments paid to you, the notes will underperform an investment in securities linked to the Index providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Index.

Higher Interest Payment or lower Buffer Level are generally associated with the Index with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the level of the Index. The greater the expected volatility with respect to the Index on the Trade Date, the higher the expectation as of the Trade Date that the level of the Index could close below the Buffer Level on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Interest Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a higher Interest Payment) than for similar securities linked to the performance of the Index with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Payment may indicate an increased risk of loss. Further, a relatively lower Buffer Level may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Index can change significantly over the term of the notes. The level of the Index for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Index and the potential to lose some or all of your principal at maturity.

Whether the notes are called and the Payment at Maturity are not linked to the level of the Index at any time other than the Call Observation Dates and the Final Valuation Date.

Whether the notes are called and the Payment at Maturity will be based on the Closing Level of the Index on the Call Observation Dates and the Final Valuation Date. Therefore, if the Closing Level of the Index declined as of a Call Observation Date below the Initial Level, the notes will not be called. Similarly, if the Final Level declined as of the Final Valuation Date below the Buffer Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Index on a date other than the Final Valuation Date. Although the actual level of the Index at other times during the term of the notes may be higher than the Closing Level on a Call Observation Date or the Final Valuation Date, whether the notes are called and the Payment at Maturity will not be affected by the Closing Level of the Index at any time other than the Call Observation Dates and the Final Valuation Date.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Index has occurred, and make a good faith estimate in its sole discretion of the Closing Level of the Index if a scheduled Call Observation Date or the scheduled Final Valuation Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE INDEX

The information below is a brief description of the Index. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

The Index is calculated, maintained and published by S&P Dow Jones Indices LLC. The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-43 of the accompanying underlying supplement for additional information about the Index.

In addition, information about the Index may be obtained from other sources, including, but not limited to, the Index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Index is accurate or complete.

Historical Performance of the Index

The following graph sets forth daily Closing Levels of the Index for the period from January 1, 2021 to August 11, 2026. On August 11, 2026, the Closing Level of the Index was 7,728.20. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes, including the Call Observation Dates and the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your investment.

Historical Performance of the Index

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. Under one approach, as described in the underlying supplement under the heading “Material U.S. Federal Income Tax Consequences—Notes Treated as Investment Units Consisting of a Debt Instrument and a Put Option,” each note should be treated as an investment unit consisting of a put option written by you (the “Put Option”) and a non-contingent debt instrument issued by us to you (the “Debt Portion”). In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat a note as consisting of the Debt Portion and the Put Option for all U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should include the portion of the stated interest payments on the note that is treated as interest in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. The portion of the stated interest payments that are treated as payments on the Put Option (the “Put Premium”) should not generally be taxable to you upon its receipt. For purposes of dividing the interest rate of [•]% on the notes among interest on the Debt Portion and Put Premium, [•]% constitutes interest on the Debt Portion and [•]% constitutes Put Premium.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any underwriting discounts in connection with the distribution of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.